Natural Gas Fueling and Conversion Inc.

January 16, 2015

VIA EDGAR

The Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1
Filed January 8, 2015
File No. 333-192590

Dear Director:

In filing a post effective amendment (amendment number 5) on January 8, 2015, to our form S-1 (that was initially filed by the Registrant on November 27, 2013, and subsequently amended on January 17, 2014, February 28, 2014, March 4, 2014, April 2, 2014, April 18, 2014, May 28, 2014, and declared effective by the U.S. Securities and Exchange Commission on June 12, 2014 and the Post-Effective Amendment No. 1 filed on August 29, 2014, the Post-Effective Amendment No. 2 filed on September 12, 2014 and the Post-Effective Amendment No 3 filed on September 17, 2014 and the Post-Effective Amendment No 4 filed on September 24, 2014 for the for the purpose of decreasing the Proposed Maximum Offering Price per unit from $3.00 to $0.15 and was declared effective by the U.S. Securities and Exchange Commission on October 2, 2014), in order to request to extend the closing date of our offering from January 31, 2015 to May 31, 2015, we inadvertently tagged it as an amendment to an S-1 (S-1/A) as opposed to tagging it as a Post Effective Amendment (POS-AM).

Therefore, by this letter, I request to withdraw that incorrectly tagged Post Effective Amendment number 5 to our S-1. We will follow up with filing the properly tagged Post Effective Amendment number 5 shortly. Please call me or email me if you have any questions regarding this.

Yours sincerely

/s/ I. Andrew Weeraratne

I Andrew Weeraratne

Chief Executive Officer

305-865-8193

45, Almeria Avenue, Coral Gables, FL 33134,  www.NGFCE.com; 305-865-8193